June 7, 2005


Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     NTN Communications, Inc.
        Form 10-K for the fiscal year ended December 31, 2004
        File No. 1-11460

Dear Mr. Spirgel:

On behalf of NTN Communications, Inc. (the "Company"), this letter is being sent in response to the Staff's letter of comment dated May 24, 2005, with respect to the above-referenced Form 10-K.

In order to get the full input of our current auditors as well as our previous auditors in drafting a response to the letter of comment, some of whom have been traveling internationally during this period, we hereby request an extension of the time in which we may file a response to the letter of comment until Thursday, June 16, 2005.

If you  have  any  questions  regarding  this  request  please  call me at (760)
437-7400.

Sincerely,

/s/ James B. Frakes

James B. Frakes
Chief Financial Officer
NTN Communications, Inc.